August 26, 2025

Patrick Hallinan
Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053

        Re: Stanley Black & Decker, Inc.
            Form 10-K for the Year Ended December 28, 2024
            Form 10-Q for the Quarter Ended March 29, 2025
            Response Letter dated August 6, 2025
            File No. 001-05224
Dear Patrick Hallinan:

       We have reviewed your August 6, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 10,
2025 letter.

Form 10-K for the Year Ended December 28, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Certain Items Impacting Earnings, page 32

1. We note your response to our prior comment, and continue to believe that the adjustment to your non-GAAP financial measures for the write-off of inventory related to the closure of the Ft. Worth site is not appropriate as those costs represent normal, recurring costs of operations. See
Question 100.01 in
       the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise future filings accordingly.
 August 26, 2025
Page 2

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing